UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET,

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Nova South
	Melbourne Victoria 3000 Australia	160 Victoria Street
	GPO BOX 86	London SW1E 5LB UK
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
10 September 2018	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
	bhp.com	bhp.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of Dividend Currency Exchange Rates – 2018 Final Dividend

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	Registration Number 3196209

On 21 August 2018, the Board of BHP determined to pay a final dividend of 63 US cents per share for the year ended 30 June 2018. As noted in the dividend determination on 21 August 2018, the currency conversion for Australian cents, British pence and New Zealand cents will be based on the foreign currency exchange rates on the Dividend Reinvestment Election date, 10 September 2018, and for South African cents one week before the Record Date on the JSE Limited, which was 31 August 2018.1

The following table sets out the currency exchange rates applicable for the dividend:

Dividend 63 US cents per share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.711500	88.545327
British pence	1.293150	48.718246
New Zealand cents	0.652573	96.540923
South African cents[1]	14.654500	923.233500

The dividend will be paid on 25 September 2018.

Rachel Agnew
Company Secretary

[1]	On 31 August 2018 we announced to the London Stock Exchange and the JSE Limited the currency exchange rate applicable to the dividend payable in South African cents.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Nova South 160 Victoria Street London SW1E 5LB UK
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	September 10, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary